Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE BYLAWS
OF
QUESTCOR PHARMACEUTICALS, INC.
The undersigned, who is the duly elected and acting Secretary of Questcor Pharmaceuticals, Inc., a California corporation (the “Company”), does hereby certify, as follows:
1. Section 4 of Article VIII of the Bylaws of the Company was amended, at a meeting of the Board the Directors of the Company held, pursuant to notice duly given, on November 12, 2007, to read in its entirety, as follows:
“Section 4. Certificate for Shares. Shares of the corporation’s stock may be certificated or uncertificated, as provided under California law, and shall be entered in the books of the corporation and registered as they are issued. Certificates representing shares of the corporation’s stock shall be signed in the name of the corporation by the chairman of the board or vice chairman of the board or the chief executive officer or president or vice president and by the chief financial officer or an assistant treasurer or the secretary or any assistant secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.
Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of California, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares imposed by the corporation’s certificate of incorporation, these by-laws, any agreement among shareholders or any agreement between shareholders and the corporation.”
2. Section 5 of Article VIII of the Bylaws of the Company was amended, at a meeting of the Board the Directors of the Company held, pursuant to notice duly given, on November 12, 2007, to read in its entirety, as follows:
Section 5. Lost Certificates. Except as provided in this Section 5, no new certificates for shares or uncertificated shares shall be issued to replace an old certificate unless the latter is surrendered to the corporation and cancelled at the same time. The board of directors may, in case any share certificate or certificate for any other security is lost, stolen, or destroyed, authorize the issuance of a replacement certificate of stock, or uncertificated shares in place of a certificate previously issued by it on such terms and conditions as the board may required, including provision for indemnification of the corporation secured by a bond or other adequate security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate or uncertificated shares.”
2. The foregoing amendments to the Bylaws of the Corporation have not been modified, amended, rescinded, or revoked and remain in full force and effect on the date hereof.
IN WITNESS WHEREOF, I have hereunto subscribed my name on November 14, 2007.
/s/ Michael H. Mulroy Michael H. Mulroy, Secretary